NEWS RELEASE

August 1, 2006

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA GOLD MINES – SECOND QUARTER 2006

RESULTS AND CONFERENCE CALL DATES

Toronto, Ontario -- Rio Narcea Gold Mines, Ltd. will release its second quarter results on Thursday, August 10, 2006.  Management will host a conference call/webcast to review the results on Monday, August 14th at 10:30am Eastern Time.  The results and the webcast can be accessed from the Company’s website at www.rionarcea.com

If you wish to dial-in to the conference call, please dial:

USA:                877-461-2814

Canada:            416-695-5259

If you are unable to participate in the conference call, a telephone replay will be available by dialing 888-509-0081.  The passcode is 628913.

If you have any additional questions, please feel free to contact Roth Investor Relations at 732-792-2200.

Forward-looking Statements

This press release may contain certain “forward looking statements” within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Page 1/2

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

Omar Gomez
C.F.O.

Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com

Page 2/2